

January 14, 2014

Via Facsimile
Mr. Jon P. Marten
Chief Financial Officer
Parker Hannifin Corp
6035 Parkland Boulevard
Cleveland, Ohio 44124-4141

>   **Re: Parker Hannifin Corp**
>   **Form 10-K for Fiscal Year Ended June 30, 2013**
>   **Filed August 29, 2013**
>   **Response Letter Dated December 19, 2013**
>   **File No. 1-4982**

Dear Mr. Marten:

   We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended June 30, 2013

Management's Discussion and Analysis

Discussion of Consolidated Statement of Income, page 13-4

1.   We note your response to our prior comment number two contained in your letter dated December 19, 2013. Our comment requested that you provide disclosure of the financial statement geography of your net periodic pension costs. In addition to the amounts reflected in cost of sales, please also discuss the amounts which are captured in inventory and will be recognized in future periods, as well as amounts reflected in other financial statement line items.

You may contact Kevin Stertzel at (202) 551-3723, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3768 with any other questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Branch Chief